Exhibit 99.1

Issued on behalf of RELX PLC and RELX NV

23 February 2017

RESULTS FOR THE YEAR TO DECEMBER 2016

RELX Group, the global professional information and analytics company, reports another year of underlying growth in revenue, operating profit and earnings in 2016.

Highlights

•    Underlying revenue growth +4%; full year reported total £6,895m/€8,412m

•    Underlying adjusted operating profit growth +6%; full year total £2,114m/€2,579m

•    Adjusted EPS growth constant currency +8%; +19% to 72.2p (60.5p); +5% to €0.880 (€0.835)

•    Reported operating profit £1,708m (£1,497m); €2,084m (€2,066m)

•    Reported EPS for RELX PLC 56.3p (46.4p); RELX NV €0.687 (€0.682)

•    Proposed full year dividend growth: +21% to 35.95p for RELX PLC; +5% to €0.423 for RELX NV

•    Return on invested capital up 0.3 percentage points to 13.0%

•    Strong financial position & cash flow; leverage 2.2x EBITDA, pensions & lease adjusted (1.8x unadjusted)

•    £700m of share buybacks completed in 2016; announcing total of £700m for 2017

Commenting on the results, Anthony Habgood, Chairman, said:

“RELX Group has continued to execute well on its strategic priorities, and the gradual improvement in our revenue growth rate reflects the progress that has been made. We are proposing a larger than usual PLC full year dividend increase primarily due to exchange rate movements. Our long term dividend policy is unchanged.”

Chief Executive Officer, Erik Engstrom, commented:

“We achieved good underlying revenue growth in 2016, and continued to generate underlying operating profit growth ahead of revenue growth, with underlying revenue and adjusted operating profit growth across all four business areas.”

“Our strategy is unchanged: Our number one priority remains the organic development of increasingly sophisticated information-based analytics and decision tools that deliver enhanced value to our customers. We believe that the systematic evolution of our business has driven an improvement in our business profile and the quality of our earnings, with more predictable revenues, a higher growth profile, and improving returns.”

“Key business trends in the early part of 2017 are consistent with the early part of 2016, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2017.”

RELX Group 2016 I Results 2

Operating and financial review

FINANCIAL RESULTS

Revenue of £6,895m/€8,412m; underlying growth +4%: The underlying growth rate reflects good growth in electronic and face-to-face revenues (87% of the total), and the further development of our analytics and decision tools, partially offset by continued print revenue declines.

Adjusted operating profit of £2,114m/€2,579m; underlying growth +6%: Growth expressed in sterling was +16%, and expressed in euros was +3%.

Reported operating profit: Reported operating profit, including amortisation of acquired intangible assets, was £1,708m (£1,497m) or €2,084m (€2,066m).

Interest and tax: Adjusted net interest expense was £180m (£153m) or €220m (€211m), with the increase reflecting higher net borrowings and currency effects. Adjusted tax was £438m (£388m) or €534m (€535m). The adjusted effective tax rate was 22.7%.

Adjusted EPS growth in constant currencies +8%: Adjusted EPS expressed in sterling was 72.2p (+19%), or €0.880 (+5%) expressed in euros. The difference in growth rates between the sterling and euro EPS reflects the movement in exchange rates.

Reported EPS: Reported EPS was 56.3p (46.4p) for RELX PLC and €0.687 (€0.682) for RELX NV.

Dividend: We are proposing a full year dividend increase of +21% to 35.95p for RELX PLC and +5% to €0.423 for RELX NV. The difference in growth rates between the two dividends reflects movement in the £/Euro exchange rate since February 2016, and the elimination of the 10% UK tax credit gross up (see page 25 for details).

The long term dividend policy is unchanged. We will continue to grow the dividend broadly in line with adjusted earnings per share, subject to exchange rate considerations, whilst maintaining cover of at least two times over the longer term.

ROIC: Return on invested capital increased by 0.3 percentage points to 13.0%.

Net debt/EBITDA 2.2x on a pensions and lease adjusted basis (unadjusted 1.8x): Net debt was £4.7bn (£3.8bn) or €5.5bn (€5.1bn) on 31 December 2016, with the difference between the sterling and euro increases reflecting movements in exchange rates. The adjusted cash flow conversion rate was 95% (94%), with capital expenditure as a percentage of revenues unchanged at 5%.

Portfolio development: We completed 17 acquisitions of small content, data and exhibition assets for a total consideration of £338m, and disposed of assets for £16m.

Share buybacks: In 2016 we deployed £700m on share buybacks. In 2017 we intend to deploy a total of £700m, of which £100m has already been completed.

2017 OUTLOOK

Key business trends in the early part of 2017 are consistent with the early part of 2016, and we are confident that, by continuing to execute on our strategy, we will deliver another year of underlying revenue, profit, and earnings growth in 2017.

RELX Group 2016 I Results 3

Operating and financial review

RELX GROUP FINANCIAL SUMMARY

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Underlying growth rates
Revenue	6,895	5,971	+15%	8,412	8,240	+2%	+4%

Adjusted operating profit	2,114	1,822	+16%	2,579	2,514	+3%	+6%
Adjusted operating margin	30.7%	30.5%		30.7%	30.5%

Reported operating profit	1,708	1,497	+14%	2,084	2,066	+1%

Adjusted net interest expense	(180)	(153)		(220)	(211)

Adjusted profit before tax	1,934	1,669	+16%	2,359	2,303	+2%

Adjusted tax	(438)	(388)		(534)	(535)
Non-controlling interests	(8)	(6)		(10)	(8)

Adjusted net profit	1,488	1,275	+17%	1,815	1,760	+3%

Reported net profit	1,161	1,008	+15%	1,416	1,391	+2%

Reported net margin	16.8%	16.9%		16.8%	16.9%

Adjusted earnings per share	72.2p	60.5p	+19%	€0.880	€0.835	+5%	+8%*

Net borrowings	4,700	3,782		5,499	5,144

PARENT COMPANIES

	RELX PLC			RELX NV
Reported earnings per share	56.3p	46.4p	+21%	€0.687	€0.682	+1%
Ordinary dividend per share	35.95p	29.70p	+21%	€0.423	€0.403	+5%

*	Change at constant currencies

RELX Group uses adjusted and underlying figures as additional performance measures. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude exhibition cycling effects. Constant currency growth rates are based on 2015 full year average and hedge exchange rates.

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724

FORWARD-LOOKING STATEMENTS

This Results Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the Group’s intellectual property rights; regulatory and other changes regarding the collection, transfer of use of third party content and data; demand for the Group’s products and services; competitive factors in the industries in which the Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX NV with the US Securities and Exchange Commission.

RELX Group 2016 I Results 4

Operating and financial review

BUSINESS AREA ANALYSIS

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Underlying growth rates
REVENUE
Scientific, Technical & Medical	2,320	2,070	+12%	2,831	2,857	-1%	+2%
Risk & Business Analytics	1,906	1,601	+19%	2,325	2,209	+5%	+9%
Legal	1,622	1,443	+12%	1,979	1,991	-1%	+2%
Exhibitions	1,047	857	+22%	1,277	1,183	+8%	+5%

Total	6,895	5,971	+15%	8,412	8,240	+2%	+4%

ADJUSTED OPERATING PROFIT
Scientific, Technical & Medical	853	760	+12%	1,041	1,049	-1%	+3%
Risk & Business Analytics	686	575	+19%	837	794	+5%	+9%
Legal	311	274	+14%	379	378	0%	+12%
Exhibitions	269	217	+24%	328	299	+10%	+7%
Unallocated items	(5)	(4)		(6)	(6)

Total	2,114	1,822	+16%	2,579	2,514	+3%	+6%

RELX Group 2016 I Results 5

Operating and financial review

Scientific, Technical & Medical

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	2,320	2,070	+12%	2,831	2,857	-1%	+2%	+2%

Adjusted operating profit	853	760	+12%	1,041	1,049	-1%	+2%	+3%
Adjusted operating margin	36.8%	36.7%		36.8%	36.7%

80% of revenue electronic and face-to-face

Key business trends remained positive in 2016, with underlying profit growth slightly exceeding underlying revenue growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates primarily reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth of +3% was slightly ahead of revenue growth, resulting in a small underlying margin improvement which was partly offset by exchange rate movements.

In primary research, strong growth in usage and article submissions continued. In 2016 we launched 64 new journals.

Good growth continued in databases & tools, as well as in electronic reference products.

Print books, which now represent around 10% of divisional revenues, saw steeper second half declines than in recent years, reflecting market conditions. Print pharma promotion revenues were stable.

2017 outlook: Our customer environment remains largely unchanged. Overall we expect another year of modest underlying revenue growth, with underlying operating profit growth continuing to exceed underlying revenue growth.

RELX Group 2016 I Results 6

Operating and financial review

Risk & Business Analytics

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,906	1,601	+19%	2,325	2,209	+5%	+8%	+9%

Adjusted operating profit	686	575	+19%	837	794	+5%	+8%	+9%
Adjusted operating margin	36.0%	35.9%		36.0%	35.9%

94% of revenue electronic and face-to-face

Underlying revenue growth improved in 2016, with strong growth across all key segments in both subscription and transactional revenues. Underlying profit growth broadly matched underlying revenue growth.

Underlying revenue growth was +9%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and a minor effect from portfolio changes.

Underlying adjusted operating profit growth broadly matched underlying revenue growth as we continued to develop new products and services.

The insurance segment continued to see strong growth, driven by volume growth and strong take up of new products and services across the insurance workflow, and by expansion in adjacent verticals including life and home insurance. The international initiatives continued to progress well, with strong growth in the UK, and early stage developments in China and India.

In Business Services, growth was driven by demand for identity authentication and fraud detection solutions across the financial services and corporate sectors.

The government and healthcare segments continued to develop strongly.

Major Data Services saw strong underlying revenue growth, and other brands & services remained stable.

2017 outlook: The fundamental growth drivers of Risk & Business Analytics remain strong, and we expect underlying operating profit growth to broadly match underlying revenue growth.

RELX Group 2016 I Results 7

Operating and financial review

Legal

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,622	1,443	+12%	1,979	1,991	-1%	+2%	+2%

Adjusted operating profit	311	274	+14%	379	378	0%	+2%	+12%
Adjusted operating margin	19.2%	19.0%		19.2%	19.0%

82% of revenue electronic and face-to-face

Underlying revenue growth improved slightly in 2016, with continued efficiency gains driving strong underlying operating profit growth.

Underlying revenue growth was +2%. The difference between the reported and underlying growth rates reflects the impact of exchange rate movements and minor portfolio changes.

Underlying adjusted operating profit growth was +12%. The margin increase reflects organic process improvement and the ongoing decommissioning of systems, largely offset by lower profits from joint ventures and other portfolio effects.

Electronic revenues saw continued growth, partially offset by print declines.

US and European markets remained stable but subdued. Revenue from other international markets continued to grow well.

The roll out of new platform releases in the US and international markets continued, and adoption and usage rates progressed well.

2017 outlook: Trends in our major customer markets are unchanged, continuing to limit the scope for underlying revenue growth. We expect underlying profit growth to remain strong.

RELX Group 2016 I Results 8

Operating and financial review

Exhibitions

	£			€
	Year ended 31 December			Year ended 31 December
	2016 £m	2015 £m	Change	2016 €m	2015 €m	Change	Change at constant currencies	Underlying growth rates
Revenue	1,047	857	+22%	1,277	1,183	+8%	+9%	+5%

Adjusted operating profit	269	217	+24%	328	299	+10%	+9%	+7%
Adjusted operating margin	25.7%	25.3%		25.7%	25.3%

100% of revenue face-to-face and electronic

Underlying revenue growth rates exclude exhibition cycling effects

Exhibitions achieved strong underlying revenue growth in 2016, in line with prior year.

Underlying revenue growth was +5%. After portfolio changes and three percentage points of cycling effects, constant currency revenue growth was +9%. The difference between the reported and constant currency growth rates reflects the impact of exchange rate movements.

Underlying adjusted operating profit growth was +7%. The 40 basis point improvement in reported margin largely reflects exchange rate movements.

Revenue growth was strong in the US and moderate in Europe. Japan grew strongly, and China saw good growth. Revenues in Brazil continued to reflect the general weakness of the wider economy. Most other markets continued to grow strongly.

We continued to pursue growth opportunities, launching 32 new events and completing seven small acquisitions.

2017 outlook: We expect underlying revenue growth trends to continue. In 2017 we expect cycling out effects to decrease the reported revenue growth rate by four to five percentage points.

RELX Group 2016 I Results 9

Operating and financial review

FINANCIAL REVIEW: ADJUSTED FIGURES

	£
	Year ended 31 December
	2016 £m	2015 £m	Change	Underlying growth rates
Adjusted figures
Revenue	6,895	5,971	+15%	+4%
Operating profit	2,114	1,822	+16%	+6%
Operating margin	30.7%	30.5%
Profit before tax	1,934	1,669	+16%
Net profit attributable to parent companies’ shareholders	1,488	1,275	+17%
Net margin	21.6%	21.4%

The Group’s condensed consolidated financial information is presented in sterling. Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX Group uses adjusted and underlying figures as additional performance measures. These measures are used by management, alongside the comparable GAAP measures, in evaluating the business performance. Adjusted figures primarily exclude the amortisation of acquired intangible assets and other items related to acquisitions and disposals, and the associated deferred tax movements. Reconciliations between the reported and adjusted figures are set out on page 30. Underlying growth rates are calculated at constant currencies, and exclude the results of all acquisitions and disposals made in both the year and prior year and of assets held for sale. Underlying revenue growth rates also exclude the effects of exhibition cycling and timing. Constant currency growth rates are based on 2015 full year average and hedge exchange rates.

Revenue

Underlying growth of revenue was +4%, with all four business areas contributing to underlying growth. The underlying growth rate reflects good growth in electronic and face-to-face revenues, partially offset by continued print revenue declines. Aggregate portfolio changes and cycling effects added less than +1% to revenue growth, giving constant currency growth of +4%. The impact of currency movements was to increase revenue by +11%, principally due to the strengthening of the US dollar and the euro, on average, against sterling compared with 2015. Reported revenue, including the effects of exhibition cycling, acquisitions and disposals and currency movements, was £6,895m (2015: £5,971m), up +15%.

Profit

Underlying adjusted operating profit grew ahead of revenue at +6%, reflecting the benefit of tight cost control across the Group. Portfolio changes reduced adjusted operating profit by -2%. Currency effects increased adjusted operating profit by +12%. Total adjusted operating profit, including the impact of acquisitions and disposals and currency effects, was £2,114m (2015: £1,822m), up +16%.

Underlying operating costs were up +4%, reflecting investment in global technology platforms and the launch of new products and services, partly offset by continued process innovation. Actions were taken across our businesses to improve cost efficiency. Total operating costs, including the impact of acquisitions, disposals and currency effects, increased by +15%.

The overall adjusted operating margin of 30.7% was 0.2 percentage points higher than in the prior year. On an underlying basis, the margin improved by 0.4 percentage points. Portfolio effects reduced the operating margin by 0.5 percentage points, offset by a 0.3 percentage point benefit from currency effects.

Interest expense, excluding the net interest on the net defined benefit obligation and including finance income in joint ventures, was £180m (2015: £153m). The increase primarily reflects higher net borrowings and currency effects.

RELX Group 2016 I Results 10

Operating and financial review

Adjusted profit before tax was £1,934m (2015: £1,669m), up +16%.

The adjusted effective tax rate on adjusted profit before tax was 22.7%, 0.5 percentage points lower than the prior year rate of 23.2%. The adjusted effective tax rate excludes movements in deferred taxation assets and liabilities related to goodwill and acquired intangible assets, but includes the benefit of tax amortisation where available on those items. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted net profit attributable to shareholders of £1,488m (2015: £1,275m) was up +17%. Adjusted earnings per share were up +19% at 72.2p (2015: 60.5p) when expressed in sterling and up +5% at €0.880 (2015: €0.835) when expressed in euros. At constant rates of exchange, adjusted earnings per share increased by +8%.

Cash flows

	£
	Year ended 31 December
	2016 £m	2015 £m
Adjusted cash flow conversion
Adjusted operating profit	2,114	1,822
Capital expenditure	(333)	(307)
Depreciation and amortisation of internally developed intangible assets	257	228
Working capital and other items	(22)	(31)

Adjusted cash flow	2,016	1,712

Cash flow conversion	95%	94%

Adjusted cash flow was £2,016m (2015: £1,712m), up +18% compared with the prior year and up +5% at constant currencies. The rate of conversion of adjusted operating profit to adjusted cash flow was 95% (2015: 94%).

Capital expenditure was £333m (2015: £307m), including £282m (2015: £242m) in respect of capitalised development costs. This reflects sustained investment in new products and related infrastructure, particularly in Legal and in Scientific, Technical & Medical. Depreciation and the amortisation of internally developed intangible assets was £257m (2015: £228m). Capital expenditure was 4.8% of revenue (2015: 5.1%). Depreciation and amortisation was 3.7% of revenue (2015: 3.8%).

	£
	Year ended 31 December
	2016 £m	2015 £m
Free cash flow
Adjusted cash flow	2,016	1,712
Cash interest paid	(152)	(132)
Cash tax paid	(423)	(364)
Acquisition-related costs*	(27)	(30)

Free cash flow before dividends	1,414	1,186
Dividends	(683)	(583)

Free cash flow after dividends	731	603

*	Including cash tax relief.

Free cash flow before dividends was £1,414m (2015: £1,186m). Ordinary dividends paid to shareholders in the year, being the 2015 final and 2016 interim dividends, amounted to £683m (2015: £583m). Free cash flow after dividends was £731m (2015: £603m).

RELX Group 2016 I Results 11

Operating and financial review

Tax paid, excluding tax relief on acquisition-related costs and disposals, of £423m (2015: £364m) increased when compared with the prior year due to currency effects and timing of payments. Net interest paid was £152m (2015: £132m). Payments made in respect of acquisition-related costs, excluding cash tax relief, amounted to £40m (2015: £45m).

	£
	Year ended 31 December
	2016 £m	2015 £m
Reconciliation of net debt
Net debt at 1 January	(3,782)	(3,550)

Free cash flow post dividends	731	603
Net disposal (payments)/proceeds	(13)	34
Acquisition cash spend	(367)	(207)
Share repurchases	(700)	(500)
Purchase of shares by the Employee Benefit Trust	(29)	(23)
Other*	(31)	(20)
Currency translation	(509)	(119)

Movement in net debt	(918)	(232)

Net debt at 31 December	(4,700)	(3,782)

*	Cash tax relief on disposals, distributions to non-controlling interests, pension deficit payments, finance leases and share option exercise proceeds.

Total consideration on acquisitions completed in the year was £338m (2015: £171m). Cash spent on acquisitions was £367m (2015: £207m), including deferred consideration of £24m (2015: £25m) on past acquisitions and spend on venture capital investments of £6m (2015: £16m).

Total consideration for the disposal of non-strategic assets in 2016 was £16m (2015: £73m). Net cash outflow after timing differences and separation and transaction costs was £13m (2015: cash received of £34m). Net tax recovered in respect of disposals was £8m (2015: £6m).

Share repurchases by the parent companies in 2016 were £700m (2015: £500m). 29.2m RELX PLC shares were acquired at an average price of 1,279p, and 26.1m RELX NV shares were acquired at an average price of €15.14. In addition, the Employee Benefit Trust purchased shares of the parent companies to meet future obligations in respect of share based remuneration totalling £29m (2015: £23m). Proceeds from the exercise of share options were £23m (2015: £24m).

Debt

Net borrowings at 31 December 2016 were £4,700m, an increase of £918m since 31 December 2015. The majority of our borrowings are denominated in US dollars and euros and the weakening of sterling during 2016 contributed to higher net borrowings when translated into sterling. Excluding currency translation effects, net borrowings increased by £409m. Expressed in US dollars, net borrowings at 31 December 2016 were $5,803m, an increase of $230m.

Gross borrowings at 31 December 2016 amounted to £4,843m (2015: £3,902m). The fair value of related derivative liabilities was £19m (2015: £2m). Cash and cash equivalents totalled £162m (2015: £122m). In aggregate, these give the net borrowings figure of £4,700m (2015: £3,782m).

RELX Group 2016 I Results 12

Operating and financial review

The effective interest rate on gross borrowings was 3.8% in 2016, which is unchanged from 3.8% in the prior year. As at 31 December 2016, gross borrowings had a weighted average life remaining of 4.7 years and a total of 46% of them were at fixed rates, after taking into account interest rate derivatives.

The ratio of net debt to 12-month trailing EBITDA (adjusted earnings before interest, tax, depreciation and amortisation) was 1.8x (2015: 1.8x). Incorporating the capitalisation of operating leases and the net pension deficit, in line with the approach taken by the credit rating agencies, the ratio was 2.2x (2015: 2.2x).

Liquidity

The Group has a $2.0bn committed bank facility, maturing in July 2020, which provides security of funding for short-term debt. At 31 December 2016, this facility was undrawn. In March 2016, €750m of euro denominated fixed rate term debt with a coupon of 1.375% and a maturity of ten years was issued. The Group has ample liquidity and access to debt capital markets, providing the ability to repay or refinance borrowings as they mature and to fund ongoing requirements.

Invested capital and returns

Pensions

Net pension obligations, i.e. pension obligations less pension assets, increased to £636m (2015: £384m). There was a deficit of £393m (2015: £189m) in respect of funded schemes, which were on average 92% funded at the end of the year on an IFRS basis. The higher deficit reflects reduced discount rates in the UK and currency effects in relation to the US scheme.

The post-tax return on average invested capital in the year was 13.0% (2015: 12.7%).

	£
	Year ended 31 December
	2016 £m	2015 £m
Adjusted operating profit	2,114	1,822
Tax at effective rate	(480)	(424)
Effective tax rate	22.7%	23.2%
Adjusted operating profit after tax	1,634	1,398
Average invested capital*	12,538	10,995
Return on invested capital	13.0%	12.7%

*	Average of invested capital at the beginning and the end of the year, retranslated at 2016 average exchange rates. Invested capital is calculated as net capital employed, adjusted to add back accumulated amortisation and impairment of acquired intangible assets and goodwill and to exclude the gross up to goodwill in respect of deferred tax liabilities.

Alternative performance measures

The Group uses adjusted figures, which are not defined by generally accepted accounting principles (“GAAP”) such as IFRS. Adjusted figures and underlying growth rates are presented as additional performance measures used by management, as they provide relevant information in assessing the Group’s performance, position and cash flows. We believe that these measures enable investors to more clearly track the core operational performance of the Group, by separating out items of income or expenditure relating to acquisitions, disposals and capital items, while providing our investors with a clear basis for assessing our ability to raise debt and invest in new business opportunities. Our management uses these financial measures, along with IFRS financial measures, in evaluating the operating performance of the Group as a whole and the individual business segments.

RELX Group 2016 I Results 13

Operating and financial review

FINANCIAL REVIEW: REPORTED FIGURES

		£
	Year ended 31 December
	2016 £m	2015 £m	Change
Reported figures
Revenue	6,895	5,971	+15%
Operating profit	1,708	1,497	+14%
Profit before tax	1,473	1,312	+12%
Net profit attributable to parent companies’ shareholders	1,161	1,008	+15%
Net margin	16.8%	16.9%

Reported operating profit, after amortisation of acquired intangible assets and acquisition-related costs, was £1,708m (2015: £1,497m).

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, increased to £346m (2015: £296m), primarily reflecting currency effects and acquisitions, partially offset by certain assets becoming fully amortised. Acquisition-related costs were £51m (2015: £35m).

Reported net finance costs of £195m (2015: £174m) include a charge of £14m (2015: £21m) in respect of the defined benefit pension schemes and exclude £1m of finance income in joint ventures (2015: nil). Net pre-tax disposal losses were £40m (2015: £11m) arising largely from the sale of certain Risk & Business Analytics businesses and revaluation of investments held. These losses are offset by an associated tax credit of £34m (2015: £13m).

The reported profit before tax was £1,473m (2015: £1,312m). The reported tax charge was £304m (2015: £298m). The reported net profit attributable to the parent companies’ shareholders was £1,161m (2015: £1,008m).

Reported earnings per share and dividends

The reported earnings per share for RELX PLC was up 21% at 56.3p (2015: 46.4p) and for RELX NV was up +1% at €0.687 (2015: €0.682). In sterling terms RELX NV reported EPS increased by 14%.

The final dividends proposed by the respective Boards are 25.7p per share for RELX PLC and €0.301 per share for RELX NV, +15% and +5% higher respectively compared with the prior year dividends. This gives total dividends for the year of 35.95p (2015: 29.7p) and €0.423 (2015: €0.403). The difference in growth rates in the final dividends reflects movement in the sterling/euro exchange rate since the respective prior year dividend announcement dates, and the elimination of the UK tax credit in relation to the earlier interim dividends.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0x for RELX PLC and 2.1x for RELX NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (defined as the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

RELX Group 2016 I Results 14

Operating and financial review

PRINCIPAL RISKS

The principal risks facing RELX Group arise from the highly competitive and rapidly changing nature of our markets, the increasing technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of free sources of information.

The principal risks and uncertainties that have been identified are summarised below:

•	Demand for our products and services may be adversely impacted by factors beyond our control, such as the economic environment in the United States, Europe and other major economies, political uncertainties (including the United Kingdom’s vote to leave the European Union), acts of terrorism and civil unrest as well as levels of government and private funding provided to academic and research institutions.

•	Our products and services include and utilise intellectual property content. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in this intellectual property. There is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented, which may impact demand for and pricing of our products and services. Copyright laws are subject to legislative initiatives and increased judicial scrutiny in several jurisdictions in which we operate. This creates additional challenges for us in protecting our proprietary rights in content delivered through the internet and electronic platforms.

•	A number of our businesses rely extensively upon content and data from external sources. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. Legal regulations relating to internet communications, privacy and data protection, e-commerce, information governance and use of public records are becoming more prevalent worldwide. The disruption or loss of data sources, either because of changes in the law or because data suppliers decide not to supply them, may impose limits on our collection and use of certain kinds of information about individuals and our ability to communicate such information effectively with our customers.

•	Our Scientific, Technical and Medical (STM) primary research content, like that of most of our competitors, is sold largely on a paid subscription basis. There is continued debate in government, academic and library communities, which are the principal customers for our STM content, regarding to what extent such content should be funded instead through fees charged to authors or authors’ funders and/or made freely available in some form after a period following publication. Some of these methods, if widely adopted, could adversely affect our revenue from paid subscriptions.

•	Our businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. Failure to meet evolving customer needs could impact demand for our products and consequently adversely affect our revenue or the long-term returns from our investment in electronic product and platform initiatives.

•	Our businesses operate in highly competitive markets, and the means of delivering our products and services, and the products and services themselves, continue to change in response to rapid technological innovations, legislative and regulatory changes, the entrance of new competitors and other factors. Failure to anticipate and quickly adapt to these changes could impact the competitiveness of our products and services and consequently adversely affect our revenue.

•	We supplement our organic development with selected acquisitions. If we are unable to generate the anticipated benefits such as revenue growth and/or cost savings associated with these acquisitions this could adversely affect return on invested capital and financial condition, or lead to an impairment of goodwill.

RELX Group 2016 I Results 15

Operating and financial review

•	Our businesses are dependent on electronic platforms and networks, primarily the internet, for delivery of our products and services. These could be adversely affected if our electronic delivery platforms or networks experience a significant failure, interruption or security breach.

•	Our businesses maintain online databases and information, including public records and other personal information. As part of maintaining this information and delivering our products and services we rely on, and provide data to, third party service providers. These databases and information are susceptible to cyber attacks where external parties seek unauthorised access to our, or our users’, data.

Our cyber security measures, and the measures used by our third party service providers, may not detect or prevent all attempts to compromise our systems, which may jeopardise the security of the data we maintain or may disrupt our systems. Failures of our cyber security measures could result in unauthorised access to our systems, misappropriation of our or our users’ data, deletion or modification of stored information or other interruption to our business operations. As techniques used to obtain unauthorised access to or to sabotage systems change frequently, and may not be known until launched against us or our third party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. Compromises of our or our third party service providers’ systems or failure to comply with applicable legislation or regulatory or contractual requirements could adversely affect our financial performance, damage our reputation and expose us to risk of loss, litigation and increased regulation.

•	Our organisational and operational structures are dependent on outsourced and offshored functions. Poor performance or failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

•	The implementation and execution of our strategies and business plans depend on our ability to recruit, motivate and retain skilled employees and management. We compete globally and across business sectors for talented management and skilled individuals, particularly those with technology and data analytics capabilities. An inability to recruit, motivate or retain such people could adversely affect our business performance.

•	We operate a number of pension schemes around the world, including local versions of the defined benefit type in the UK and the United States. The assets and obligations associated with those pension schemes are sensitive to changes in the market values of the scheme’s investments and the market-related assumptions used to value scheme liabilities. Adverse changes to asset values, discount rates, longevity assumptions or inflation could increase future pension costs and funding requirements.

•	Our businesses operate globally and our earnings are subject to taxation in many differing jurisdictions and at differing rates. In October 2015, the Organisation for Economic Co-operation and Development (OECD) issued its reports on Base Erosion and Profit Shifting, which suggest a range of new approaches that national governments might adopt when taxing activities of multinational enterprises. As a result of the OECD project and other international initiatives, tax laws that currently apply to our businesses may be amended by the relevant authorities or interpreted differently by them, and these changes could adversely affect our results.

•	The RELX Group consolidated financial statements are expressed in sterling and are subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results. We also earn revenues and incur costs in a range of other currencies, including the euro and the yen and significant fluctuations in these exchange rates could also significantly impact our reported results.

Macroeconomic, political and market conditions may adversely affect the availability and terms of short and long-term funding, volatility of interest rates, the credit quality of our counterparties, currency exchange rates and inflation. The majority of our outstanding debt instruments are, and any of our future debt instruments

RELX Group 2016 I Results 16

Operating and financial review

may be, publicly rated by independent rating agencies. Our borrowing costs and access to capital may be adversely affected if the credit ratings assigned to our debt are downgraded.

•	As a world-leading provider of professional information solutions to the STM, risk & business analytics, legal, and exhibitions markets, we, our employees and major suppliers are expected to adhere to high standards of independence and ethical conduct, including those related to anti-bribery and principled business conduct. A breach of generally accepted ethical business standards or applicable statutes concerning bribery could adversely affect our business performance, reputation and financial condition.

•	Our businesses have an impact on the environment, principally through the use of energy and water, waste generation and, in our supply chain, through paper use and print and production technologies. Failure to manage our environmental impact could adversely affect our reputation.

RELX Group 2016 I Results 17

Condensed consolidated financial information

Condensed consolidated income statement

For the year ended 31 December

		£
	Note	2016 £m	2015 £m
Revenue	2	6,895	5,971
Cost of sales		(2,488)	(2,129)

Gross profit		4,407	3,842
Selling and distribution costs		(1,109)	(965)
Administration and other expenses		(1,627)	(1,444)
Share of results of joint ventures		37	64

Operating profit		1,708	1,497

Finance income		8	3
Finance costs		(203)	(177)

Net finance costs		(195)	(174)

Disposals and other non-operating items		(40)	(11)

Profit before tax		1,473	1,312
Current tax		(374)	(370)
Deferred tax		70	72

Tax expense		(304)	(298)

Net profit for the period		1,169	1,014

Attributable to:
Parent companies’ shareholders		1,161	1,008
Non-controlling interests		8	6

Net profit for the period		1,169	1,014

Earnings per share		£
		2016	2015
Basic earnings per share
RELX PLC	3	56.3p	46.4p
RELX NV	3	56.3p	49.4p

Diluted earnings per share
RELX PLC	3	55.8p	46.0p
RELX NV	3	55.8p	48.9p

Summary financial information is presented in euros and US dollars on pages 31 and 32 respectively.

RELX Group 2016 I Results 18

Condensed consolidated financial information

Condensed consolidated statement of comprehensive income

For the year ended 31 December

		£
	Note	2016 £m	2015 £m
Net profit for the period		1,169	1,014

Items that will not be reclassified to profit or loss:
Actuarial (losses)/gains on defined benefit pension schemes	6	(262)	157
Tax on items that will not be reclassified to profit or loss		45	(34)

Total items that will not be reclassified to profit or loss		(217)	123

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		670	99
Fair value movements on cash flow hedges		(165)	(104)
Transfer to net profit from cash flow hedge reserve		46	29
Tax on items that may be reclassified to profit or loss		19	18

Total items that may be reclassified to profit or loss		570	42

Other comprehensive income for the period		353	165

Total comprehensive income for the period		1,522	1,179

Attributable to:
Parent companies’ shareholders		1,514	1,173
Non-controlling interests		8	6

Total comprehensive income for the period		1,522	1,179

RELX Group 2016 I Results 19

Condensed consolidated financial information

Condensed consolidated statement of cash flows

For the year ended 31 December

		£
	Note	2016 £m	2015 £m
Cash flows from operating activities
Cash generated from operations	5	2,236	1,882
Interest paid		(160)	(140)
Interest received		8	8
Tax paid (net)		(402)	(343)

Net cash from operating activities		1,682	1,407

Cash flows from investing activities
Acquisitions		(361)	(191)
Purchases of property, plant and equipment		(51)	(65)
Expenditure on internally developed intangible assets		(282)	(242)
Purchase of investments		(6)	(16)
Proceeds from disposals of property, plant and equipment		1	1
Gross proceeds from business disposals		18	75
Payments on business disposals		(31)	(41)
Dividends received from joint ventures		44	57

Net cash used in investing activities		(668)	(422)

Cash flows from financing activities
Dividends paid to shareholders of the parent companies		(683)	(583)
Distributions to non-controlling interests		(9)	(8)
Increase/(decrease) in short-term bank loans, overdrafts and commercial paper		271	(339)
Issuance of term debt		603	500
Repayment of term debt		(474)	(186)
Repayment of finance leases		(7)	(9)
Repurchase of ordinary shares		(700)	(500)
Purchase of shares by the Employee Benefit Trust		(29)	(23)
Proceeds on issue of ordinary shares		23	24

Net cash used in financing activities		(1,005)	(1,124)

Increase/(decrease) in cash and cash equivalents	5	9	(139)

Movement in cash and cash equivalents
At start of period		122	276
Increase/(decrease) in cash and cash equivalents		9	(139)
Exchange translation differences		31	(15)

At end of period		162	122

RELX Group 2016 I Results 20

Condensed consolidated financial information

Condensed consolidated statement of financial position

As at 31 December

		£
	Note	2016 £m	2015 £m
Non-current assets
Goodwill		6,392	5,231
Intangible assets		3,604	3,156
Investments in joint ventures		102	101
Other investments		137	141
Property, plant and equipment		242	229
Deferred tax assets		444	349
Derivative financial instruments		49	51

		10,970	9,258

Current assets
Inventories and pre-publication costs		209	158
Trade and other receivables		1,956	1,601
Derivative financial instruments		20	31
Cash and cash equivalents		162	122

		2,347	1,912

Assets held for sale		6	15

Total assets		13,323	11,185

Current liabilities
Trade and other payables		3,425	2,901
Derivative financial instruments		85	49
Borrowings	5	1,159	624
Taxation		612	581
Provisions	7	23	21

		5,304	4,176

Non-current liabilities
Derivative financial instruments		110	60
Borrowings	5	3,684	3,278
Deferred tax liabilities		1,137	1,000
Net pension obligations	6	636	384
Provisions	7	89	100

		5,656	4,822

Liabilities associated with assets held for sale		5	9

Total liabilities		10,965	9,007

Net assets		2,358	2,178

Capital and reserves
Share capital	8	226	224
Share premium	8	3,003	2,748
Shares held in treasury	8	(1,471)	(1,393)
Translation reserve		727	224
Other reserves		(165)	341

Shareholders’ equity		2,320	2,144
Non-controlling interests		38	34

Total equity		2,358	2,178

Approved by the Boards of RELX PLC and RELX NV, 22 February 2017.

RELX Group 2016 I Results 21

Condensed consolidated financial information

Condensed consolidated statement of changes in equity

								£
	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Translation reserve £m	Other reserves £m	Shareholders’ equity £m	Non- controlling interests £m	Total equity £m
Balance at 1 January 2015		212	2,820	(1,107)	74	107	2,106	31	2,137
Total comprehensive income for the year		—	—	—	99	1,074	1,173	6	1,179
Dividends paid	4	—	—	—	—	(583)	(583)	(8)	(591)
Issue of ordinary shares, net of expenses		—	24	—	—	—	24	—	24
Repurchase of ordinary shares		—	—	(623)	—	—	(623)	—	(623)
Cancellation of shares		(4)	—	269	—	(265)	—	—	—
Bonus issue of ordinary shares		18	(18)	—	—	—	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	47	47	—	47
Settlement of share awards		—	—	49	—	(49)	—	—	—
Acquisitions		—	—	—	—	—	—	4	4
Exchange differences on translation of capital and reserves		(2)	(78)	19	51	10	—	1	1

Balance at 1 January 2016		224	2,748	(1,393)	224	341	2,144	34	2,178
Total comprehensive income for the year		—	—	—	670	844	1,514	8	1,522
Dividends paid	4	—	—	—	—	(683)	(683)	(9)	(692)
Issue of ordinary shares, net of expenses		—	23	—	—	—	23	—	23
Repurchase of ordinary shares		—	—	(722)	—	—	(722)	—	(722)
Cancellation of shares		(6)	—	713	—	(707)	—	—	—
Increase in share based remuneration reserve (net of tax)		—	—	—	—	44	44	—	44
Settlement of share awards		—	—	39	—	(39)	—	—	—
Exchange differences on translation of capital and reserves		8	232	(108)	(167)	35	—	5	5

Balance at 31 December 2016		226	3,003	(1,471)	727	(165)	2,320	38	2,358

RELX Group 2016 I Results 22

Notes to the condensed consolidated financial information

1	Basis of preparation

RELX PLC and RELX NV are separate, publicly-held entities. RELX PLC’s ordinary shares are listed in London and, through a depositary receipt, in New York. RELX NV’s ordinary shares are listed in Amsterdam and, through a depositary receipt, in New York. RELX PLC and RELX NV jointly own RELX Group plc, which holds all the Group’s operating businesses and financing activities. RELX PLC, RELX NV, RELX Group plc and its subsidiaries, joint ventures and associates are together known as “the Group”.

The Governing Agreement determines the equalisation ratio between RELX PLC and RELX NV shares. One RELX PLC ordinary share confers an equivalent economic interest to one RELX NV ordinary share. As a result of these arrangements, all shareholders can be regarded as having interests in a single economic entity. Consequently, the Directors have concluded that the Group forms a single reporting entity for the presentation of consolidated financial information. Accordingly, the Group consolidated financial information represents the interests of both sets of shareholders and is presented by both RELX PLC and RELX NV as their respective consolidated financial information.

The consolidated financial information, presented in condensed form, has been abridged from the audited RELX Group Annual Reports and Financial Statements 2016, for which unqualified audit reports were given. This summary financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006.

The condensed consolidated financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union and as issued by the International Accounting Standards Board. The accounting policies, including valuation techniques applied to fair value measurement are the same as those set out within the relevant notes on pages 99 to 136 of the RELX Group Annual Reports and Financial Statements 2015. Financial information is presented in sterling, unless otherwise stated.

The directors of RELX PLC and RELX NV, having made appropriate enquiries, consider that adequate resources exist for the Group to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the condensed consolidated financial information for the year ended 31 December 2016.

Standards, amendments and interpretations not yet effective

New accounting standards and amendments and their expected impact on the future accounting policies and reporting of the Group are set out below.

IFRS 9 – Financial Instruments (effective for the 2018 financial year). The standard replaces the existing classification and measurement requirements in IAS 39 – Financial Instruments: Recognition and Measurement. Adoption of the standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets and liabilities in the consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers (effective for the 2018 financial year). The new standard provides a single point of reference for revenue recognition, including guidance in relation to identification of the contract and licensing arrangements. Based on management’s assessment of the standard and current contracts in place, the adoption of IFRS 15 is not expected to have a material impact on the full year revenue or revenue growth rates.

IFRS 16 – Leases (effective for the 2019 financial year with earlier adoption permitted). The standard replaces the existing leasing standard, IAS 17 – Leases. The new standard eliminates the distinction between operating and finance leases and requires lessees to recognise all leases with a lease term of greater than 12 months in the statement of financial position. Based on the preliminary assessment performed, assets and liabilities will increase but there will not be a material impact on profit before tax on adoption of the standard. Management will assess the full impact this standard will have on the Group during 2017.

Additionally, a number of amendments and interpretations have been issued which are not expected to have a significant impact on the accounting policies and reporting.

RELX Group 2016 I Results 23

Notes to the condensed consolidated financial information

2	Segment analysis

RELX Group is a global provider of information and analytics for professional and business customers across industries. We operate in four major market segments: Scientific, Technical & Medical, who provides information and analytics that help institutions and professionals progress science, advance healthcare and improve performance; Risk & Business Analytics, who provides customers with solutions and decision tools that combine public and industry-specific content with advanced technology and analytics to assist them in evaluating and predicting risk and enhancing operational efficiency; Legal, who is a leading global provider of legal, regulatory and business information and analytics that help professional customers make more informed decisions, increase productivity and serve their clients better; and Exhibitions, who is the world’s leading events business, enhancing the power of face-to-face through data and digital tools at over 500 events, in more than 30 countries, attracting more than 7 million participants.

The Group’s reported segments are based on the internal reporting structure and financial information provided to the Boards.

Adjusted operating profit is the key segmental profit measure used by the Group in assessing performance. Adjusted operating profit is reconciled to operating profit on page 30.

Revenue

	£
	Year ended 31 December
	2016 £m	2015 £m
Business segment
Scientific, Technical & Medical	2,320	2,070
Risk & Business Analytics	1,906	1,601
Legal	1,622	1,443
Exhibitions	1,047	857

Total	6,895	5,971

Geographical origin
North America	3,693	3,166
United Kingdom	1,055	996
The Netherlands	813	649
Rest of Europe	707	614
Rest of world	627	546

Total	6,895	5,971

Geographical market
North America	3,778	3,215
United Kingdom	504	461
The Netherlands	118	117
Rest of Europe	1,091	958
Rest of world	1,404	1,220

Total	6,895	5,971

RELX Group 2016 I Results 24

Notes to the condensed consolidated financial information

2	Segment analysis (continued)

Adjusted operating profit

	£
	Year ended 31 December
	2016 £m	2015 £m
Business segment
Scientific, Technical & Medical	853	760
Risk & Business Analytics	686	575
Legal	311	274
Exhibitions	269	217

Subtotal	2,119	1,826

Corporate costs	(5)	(4)

Total	2,114	1,822

3	Earnings per share

With effect from 6 April 2016, the UK government has abolished tax credits on dividends paid after this date, including the 2015 final dividend, which was paid in May 2016. As a result of the abolition of this credit, dividends, and therefore earnings per share, are equal for both RELX PLC and RELX NV. Earnings per share is calculated by taking the reported net profit attributable to shareholders and dividing this by the total weighted average number of shares.

Earnings per share - 2016

	Year ended 31 December 2016
	Net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share for RELX PLC and RELX NV (pence)	1,161	2,062.3	56.3p
Diluted earnings per share for RELX PLC and RELX NV (pence)	1,161	2,079.8	55.8p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

In calculating earnings per share of the Group up until the end of 2015 (prior to the abolition of the tax credit), the earnings were allocated to RELX PLC and RELX NV on the basis that the Group’s usual practice is for only a portion of earnings to be distributed by way of dividends. The allocation of earnings between the RELX PLC shares and the RELX NV shares reflected the differential in dividend payments declared as a result of the tax credit, with the balance of earnings assumed to be distributed as a capital distribution, in equal amounts per share.

RELX Group 2016 I Results 25

Notes to the condensed consolidated financial information

3	Earnings per share (continued)

Earnings per share - 2015

	Year ended 31 December
	2015
	Net profit attributable £m	Weighted average number of shares (millions)	EPS (pence)
Basic earnings per share
RELX PLC	518	1,116.2	46.4p
RELX NV	490	992.4	49.4p

Diluted earnings per share
RELX PLC	518	1,125.9	46.0p
RELX NV	490	1,001.6	48.9p

The diluted figures are calculated after taking account of potential additional ordinary shares arising from share options and conditional shares.

Adjusted earnings per share - 2015 and 2016

	Year ended 31 December
	2016			2015
	Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)	Adjusted net profit attributable to parent companies’ shareholders £m	Weighted average number of shares (millions)	Adjusted EPS (pence)
Adjusted earnings per share for RELX PLC and RELX NV (pence)	1,488	2,062.3	72.2p	1,275	2,108.6	60.5p

Adjusted net profit is reconciled to net profit on page 30.

4	Dividends

Ordinary dividends paid in the year

	2016 £m	2015 £m
RELX PLC	356	295
RELX NV	327	288

Total	683	583

Ordinary dividends declared and paid in the year, in amounts per ordinary share, comprise: a 2015 final dividend of 22.3p (2014 final dividend: 19p) and a 2016 interim dividend of 10.25p (2015: 7.4p) giving a total of 32.55p (2015: 26.4p) for RELX PLC; and a 2015 final dividend of €0.288 (2014 final dividend: €0.285) and a 2016 interim dividend of €0.122 (2015: €0.115) giving a total of €0.410 (2015: €0.400) for RELX NV.

The Directors of RELX PLC have proposed a final dividend of 25.7p (2015: 22.3p), giving a total for the financial year of 35.95p (2015: 29.7p). The Directors of RELX NV have proposed a final dividend of €0.301 (2015: €0.288), giving a total for the financial year of €0.423 (2015: €0.403). The total cost of funding the proposed final dividends is expected to be £526m, for which no liability has been recognised at the statement of financial position date. The RELX PLC and RELX NV final dividends as approved will be paid on 22 May 2017, with an ex-dividend date of 27 April 2017 and a record date of 28 April 2017.

Until the end of 2015, dividends paid to RELX PLC and RELX NV shareholders were, other than in special circumstances, equalised at the gross level inclusive of the prevailing UK tax credit received by certain RELX PLC shareholders. The UK government abolished the UK tax credit with effect from 6 April 2016, impacting dividends paid after this date.

RELX Group 2016 I Results 26

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows

Reconciliation of operating profit to cash generated from operations

	£
	Year ended 31 December
	2016 £m	2015 £m
Operating profit	1,708	1,497

Share of results of joint ventures	(37)	(64)

Amortisation of acquired intangible assets	342	292
Amortisation of internally developed intangible assets	189	157
Depreciation of property, plant and equipment	68	71
Share based remuneration	38	34

Total non-cash items	637	554

Increase in working capital	(72)	(105)

Cash generated from operations	2,236	1,882

Reconciliation of net borrowings

	£
	Year ended 31 December
	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2016 £m	2015 £m
At start of period	122	(3,902)	(2)	(3,782)	(3,550)
Increase/(decrease) in cash and cash equivalents	9	—	—	9	(139)
(Increase)/decrease in borrowings	—	(403)	10	(393)	34
Changes in net borrowings resulting from cash flows	9	(403)	10	(384)	(105)

Inception of finance leases	—	(3)	—	(3)	(12)
Fair value and other adjustments to borrowings and related derivatives	—	1	(23)	(22)	4
Exchange translation differences	31	(536)	(4)	(509)	(119)

At end of period	162	(4,843)	(19)	(4,700)	(3,782)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, derivative financial instruments that are used to hedge certain borrowings and adjustments in respect of cash collateral received/paid. The Group monitors net borrowings as part of capital and liquidity management.

RELX Group 2016 I Results 27

Notes to the condensed consolidated financial information

5	Condensed consolidated statement of cash flows (continued)

Borrowings by year of repayment

	£
	As at 31 December
	2016 £m	2015 £m
Within 1 year	1,159	624

Within 1 to 2 years	223	598
Within 2 to 3 years	703	325
Within 3 to 4 years	498	567
Within 4 to 5 years	—	428
After 5 years	2,260	1,360

After 1 year	3,684	3,278

Total	4,843	3,902

Short-term bank loans, overdrafts and commercial paper were backed up at 31 December 2016 by a $2,000m (£1,620m) committed bank facility maturing in July 2020, which was undrawn.

The total fair value of gross borrowings is £5,248m (2015: £4,293m).

6	Pension schemes

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the period and the movements during the period were as follows:

	£ Year ended 31 December
	2016 £m	2015 £m
At start of period	(384)	(632)
Service cost	(41)	(67)
Net interest on net defined benefit obligation	(14)	(21)
Settlements and past service credits	5	61
Contributions by employer	85	118
Actuarial (losses)/gains	(262)	157
Exchange translation differences	(25)	—

At end of period	(636)	(384)

The net pension deficit comprises:

	£ As at 31 December
	2016 £m	2015 £m
Fair value of scheme assets	4,367	3,660
Defined benefit obligations of funded schemes	(4,760)	(3,849)

Net deficit of funded schemes	(393)	(189)
Defined benefit obligations of unfunded schemes	(243)	(195)

Net deficit	(636)	(384)

RELX Group 2016 I Results 28

Notes to the condensed consolidated financial information

7	Provisions

Provisions principally relate to leasehold properties, including sub-lease shortfalls. The amount recognised in the statement of financial position in respect of provisions at the start and end of the period, the movements during the period and the split of current and non-current are as follows:

	£
	Year ended 31 December
	2016 £m	2015 £m
At start of period	(121)	(123)
Charged	—	(13)
Utilised	24	20
Exchange translation differences	(15)	(5)

At end of period	(112)	(121)

	£
	Year ended 31 December
	2016 £m	2015 £m
Current	(23)	(21)
Non-current	(89)	(100)

Total	(112)	(121)

8	Share capital

	Year ended 31 December
	2016			2015
	Shares in issue (millions)	Treasury shares (millions)	Shares in issue net of treasury shares (millions)	Shares in issue net of treasury shares (millions)
RELX PLC Number of ordinary shares
At start of period	1,175.9	(69.3)	1,106.6	1,127.7
Issue of ordinary shares	1.9	—	1.9	2.0
Repurchase of ordinary shares	—	(29.2)	(29.2)	(25.7)
Net release of shares by the Employee Benefit Trust	—	1.2	1.2	2.6
Cancellation of shares	(33.7)	33.7	—	—

At end of period	1,144.1	(63.6)	1,080.5	1,106.6

RELX NV Number of ordinary shares
At start of period	1,048.2	(62.9)	985.3	650.5
Issue of ordinary shares	1.7	—	1.7	1.9
Repurchase of ordinary shares	—	(26.1)	(26.1)	(15.8)
Bonus issue	—	—	—	347.2
Net release of shares by the Employee Benefit Trust	—	1.3	1.3	1.5
Cancellation of shares	(30.0)	30.0	—	—

At end of period	1,019.9	(57.7)	962.2	985.3

At end of period - RELX PLC and RELX NV	2,164.0	(121.3)	2,042.7	2,091.9

RELX Group 2016 I Results 29

Notes to the condensed consolidated financial information

9	Related party transactions

There have been no material related party transactions in the years ended 31 December 2016 and 2015.

10	Exchange translation rates

In preparing the condensed consolidated financial information the following exchange rates have been applied:

	Income statement		Statement of financial position
	31 December 2016	31 December 2015	31 December 2016	31 December 2015
Euro to sterling	1.22	1.38	1.17	1.36
US dollars to sterling	1.36	1.53	1.23	1.47

RELX Group 2016 I Results 30

Reconciliation of adjusted to GAAP performance measures

Please see page 12 for further information on adjusted performance measures used. Adjusted financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. The measures may not be directly comparable to similarly reported measures by other companies.

A reconciliation of non-GAAP measures to relevant GAAP measures is as follows:

	£
	Year ended 31 December
	2016 £m	2015 £m
Operating profit	1,708	1,497
Adjustments:
Amortisation of acquired intangible assets	346	296
Acquisition-related costs	51	35
Reclassification of tax in joint ventures	10	(6)
Reclassification of finance income in joint ventures	(1)	—

Adjusted operating profit	2,114	1,822

Profit before tax	1,473	1,312
Adjustments:
Amortisation of acquired intangible assets	346	296
Acquisition-related costs	51	35
Reclassification of tax in joint ventures	10	(6)
Net interest on net defined benefit obligation	14	21
Disposals and other non-operating items	40	11

Adjusted profit before tax	1,934	1,669

Tax charge	(304)	(298)
Adjustments:
Deferred tax movements on goodwill and acquired intangible assets	18	15
Tax on acquisition-related costs	(13)	(8)
Reclassification of tax in joint ventures	(10)	6
Tax on net interest on net defined benefit obligation	(4)	(5)
Tax on disposals and other non-operating items	(34)	(13)
Other deferred tax credits from intangible assets*	(91)	(85)

Adjusted tax charge	(438)	(388)

Net profit attributable to parent companies’ shareholders	1,161	1,008
Adjustments (post tax):
Amortisation of acquired intangible assets	364	311
Acquisition-related costs	38	27
Net interest on net defined benefit obligation	10	16
Disposals and other non-operating items	6	(2)
Other deferred tax credits from intangible assets*	(91)	(85)

Adjusted net profit attributable to parent companies’ shareholders	1,488	1,275

Cash generated from operations	2,236	1,882
Adjustments:
Dividends received from joint ventures	44	57
Purchases of property, plant and equipment	(51)	(65)
Proceeds on disposals of property, plant, and equipment	1	1
Expenditure on internally developed intangible assets	(282)	(242)
Payments in relation to acquisition-related costs/other	68	79

Adjusted cash flow	2,016	1,712

*	Movements on deferred tax liabilities arising on acquired intangible assets that do not qualify for tax amortisation.

RELX Group 2016 I Results 31

Summary financial information in euros

The Group’s condensed consolidated financial information is presented in sterling. This summary financial information in euros is a simple translation of the condensed consolidated financial information into euros at the rates of exchange set out in note 10 to the condensed consolidated financial information.

Condensed consolidated income statement

	€
	Year ended 31 December
	2016 €m	2015 €m
Revenue	8,412	8,240
Operating profit	2,084	2,066
Profit before tax	1,797	1,811
Net profit attributable to parent companies’ shareholders	1,416	1,391

Adjusted operating profit	2,579	2,514
Adjusted profit before tax	2,359	2,303
Adjusted net profit attributable to parent companies’ shareholders	1,815	1,760

Basic earnings per share	€	€
RELX PLC	€0.687	€0.640
RELX NV	€0.687	€0.682

Adjusted earnings per share	€0.880	€0.835

Condensed consolidated statement of cash flows

	€
	Year ended 31 December
	2016 €m	2015 €m
Net cash from operating activities	2,052	1,942
Net cash used in investing activities	(815)	(582)
Net cash used in financing activities	(1,226)	(1,552)

Increase/(decrease) in cash and cash equivalents	11	(192)

Adjusted cash flow	2,460	2,363

Condensed consolidated statement of financial position

	€
	As at 31 December
	2016 €m	2015 €m
Non-current assets	12,835	12,591
Current assets	2,746	2,600
Assets held for sale	7	21

Total assets	15,588	15,212

Current liabilities	6,206	5,680
Non-current liabilities	6,617	6,558
Liabilities associated with assets held for sale	6	12

Total liabilities	12,829	12,250

Net assets	2,759	2,962

RELX Group 2016 I Results 32

Summary financial information in US dollars

This summary financial information in US dollars is a simple translation of the condensed consolidated financial information into US dollars at the rates of exchange set out in note 10 to the condensed consolidated financial information. It does not represent a restatement under US Generally Accepted Accounting Principles, which would be different in some significant respects.

Condensed consolidated income statement

	$
	Year ended 31 December
	2016 US$m	2015 US$m
Revenue	9,377	9,136
Operating profit	2,323	2,290
Profit before tax	2,003	2,007
Net profit attributable to parent companies’ shareholders	1,579	1,542

Adjusted operating profit	2,875	2,788
Adjusted profit before tax	2,630	2,554
Adjusted net profit attributable to parent companies’ shareholders	2,024	1,951

Basic earnings per American Depositary Share (ADS)	US$	US$
RELX PLC (Each ADS comprises one ordinary share)	$0.766	$0.710
RELX NV (Each ADS comprises one ordinary share)	$0.766	$0.756

Adjusted earnings per ADS	$0.982	$0.926

Condensed consolidated statement of cash flows

	$
	Year ended 31 December
	2016 US$m	2015 US$m
Net cash from operating activities	2,287	2,153
Net cash used in investing activities	(908)	(646)
Net cash used in financing activities	(1,367)	(1,720)

Increase/(decrease) in cash and cash equivalents	12	(213)

Adjusted cash flow	2,742	2,619

Condensed consolidated statement of financial position

	$
	As at 31 December
	2016 US$m	2015 US$m
Non-current assets	13,493	13,609
Current assets	2,887	2,811
Assets held for sale	7	22

Total assets	16,387	16,442

Current liabilities	6,524	6,139
Non-current liabilities	6,957	7,088
Liabilities associated with assets held for sale	6	13

Total liabilities	13,487	13,240

Net assets	2,900	3,202

RELX Group 2016 I Results 33

Investor information

Notes for Editors

About RELX Group

RELX Group is a global provider of information and analytics for professional and business customers across industries. The group serves customers in more than 180 countries and has offices in about 40 countries. It employs approximately 30,000 people of whom almost half are in North America. RELX PLC is a London listed holding company, which owns 52.9% of RELX Group. RELX NV is an Amsterdam listed holding company, which owns 47.1% of RELX Group. The shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX and RENX. The total market capitalisation is approximately £29bn/€35bn/$36bn.

The Annual Reports and Financial Statements 2016 will be available on the RELX Group website at www.relx.com from 7 March 2017. Copies of the Annual Reports and Financial Statements 2016 are expected to be posted to shareholders in RELX PLC on 20 March 2017, and will be available to shareholders in RELX NV on request. Copies of the 2016 Results Announcement are available to the public on the RELX Group website and from the respective companies:

RELX PLC 1-3 Strand London WC2N 5JR United Kingdom	RELX NV Radarweg 29 1043 NX Amsterdam The Netherlands